Mayer Brown LLP

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June 28, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Lulu Cheng

                        M. Hughes Bates

Re:	Santander Drive Auto Receivables Trust 2014-2
Santander Drive Auto Receivables Trust 2014-3
Santander Drive Auto Receivables Trust 2014-4
Forms 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
File Nos. 333-192513-01, 333-192513-02 and 333-192513-03

On behalf of Santander Drive Auto Receivables LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated June 15, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the Forms 10-K for the fiscal year ended December 31, 2016 referenced above (collectively, the “Subject Filings”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference a summary of the Staff’s written comments has been presented in italics below. Unless otherwise noted, “we”, “us” and similar terms refer to the Company.

June 28, 2017

Forms 10-K

Exhibit 33.1

1.	We note that each Exhibit 33.1 identified a material instance of noncompliance for Item 1122(d)(3)(i) relating to reports to investors that provided information that was not calculated in accordance with the terms specified in the transaction agreements. We further note your disclosure that Santander Consumer USA Inc. will stop including “Supplemental Servicing Fees” as “other amounts received” for all transactions in the platform beginning with the March 2017 collection period and will retain such amounts as additional servicing compensation. Please tell us whether future distributions to investors will be adjusted to account for the prior overpayments.

No. Future distributions to investors will not be adjusted to account for the inclusion of “Supplemental Servicing Fees” as “other amounts received” for any transaction in the platform.

Exhibit 35.2

2.	We note that Santander Consumer International Puerto Rico LLC’s Item 1123 servicer compliance statements as subservicer for each transaction covered by the Forms 10-K relate to the review of its activities and performance under the original Sale and Servicing Agreements. Please confirm that Santander Consumer International Puerto Rico LLC’s servicer compliance statements also cover the Subservicing Agreements.

Confirmed. Santander Consumer International Puerto Rico LLC’s servicer compliance statements cover a review of its activities and performance under the Subservicing Agreement, to the extent applicable to each transaction covered by the Forms 10-K and the related Sale and Servicing Agreements.

* * * * *

June 28, 2017

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings, (ii) comments of the Staff or changes to the disclosure in the Subject Filings in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filings, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Andrew Kang
EVP Capital Markets and Treasurer
Santander Consumer USA Inc.